1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2008.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date December 29, 2008	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

Announcement of Resolutions Passed at the
2008 Third Extraordinary General Meeting,
2008 First Class Meeting of the Holders of A Shares and
2008 First Class Meeting of the Holders of H Shares

At the 2008 Third Extraordinary General Meeting, 2008 First Class Meeting of the Holders of A Shares and 2008 First Class Meeting of the Holders of H Shares held on 29 December 2008, all resolutions set out in the Notice of 2008 Third Extraordinary General Meeting, Notice of 2008 First Class Meeting of the Holders of A Shares, and Notice of 2008 First Class Meeting of the Holders of H Shares dated 10 November 2008 were duly passed respectively.

Reference is made to the Notice of the 2008 Third Extraordinary General Meeting, Notice of 2008 First Class Meeting of the Holders of A Shares and Notice of 2008 First Class Meeting of the Holders of H Shares of Aluminum Corporation of China Limited (the "Company") all dated 10 November 2008 (the "Notices") and two circulars both dated 10 November 2008 (the "Circulars"). Terms used in this announcement shall have the same meanings as defined in the Circulars unless the context requires otherwise.

(I)	2008 THIRD EXTRAORDINARY GENERAL MEETING

The board of directors of the Company (the "Board") is pleased to announce that the 2008 Third Extraordinary General Meeting (the "2008 Third EGM") of the Company was held at 9:00 a.m. on Monday, 29 December 2008. As at the date of the 2008 Third EGM, the Company has 13,524,487,892 shares in issue, of which 5,656,357,045 shares were held by Chinalco and its associates. In respect of the Resolutions 1, 2, 3 and 4 set out in the Notice of 2008 Third EGM, the total number of shares entitling the holders to attend and vote for or against the Resolutions 1, 2, 3 and 4 at the 2008 Third EGM is 7,868,130,847 shares; there was no share entitling the holders to attend and vote only against the Resolutions 1, 2, 3 and 4 at the 2008 Third EGM. In respect of the Resolution 5 set out in the Notice of 2008 Third EGM, the total number of shares entitling the holders to attend and vote for or against the Resolution 5 at the EGM is 13,524,487,892 shares; there was no share entitling the holders to attend and vote only against the Resolution 5 at the EGM.

The shareholders of the Company in attendance either in person or by proxy at the EGM represented 9,558,282,118 shares of the Company carrying voting rights, or 70.67% of the total number of shares of the Company carrying voting rights. The meeting was convened by the Board and presided over by Mr. Luo Jianchuan, executive director of the Company. The 2008 Third EGM was legally and validly convened in accordance with the requirements of the Company Law of the PRC and the Articles of Association of the Company.

All the resolutions set out in the Notice of the 2008 Third EGM were duly passed by way of poll respectively. The results of voting are as follows:

Ordinary Resolutions

1.

The revisions of the annual caps for the existing non-exempt continuing connected transactions with Chinalco under the Provision of Engineering, Construction and Supervisory Services Agreement dated 5 November 2001, as extended by two extension agreements dated 28 June 2004 and 26 December 2006 respectively, to RMB11,000 million and RMB12,200 million for each of the two financial years ending 31 December 2009 were approved.

3,908,855,425 shares were cast in favour of the resolution, 2,285,700 shares were cast against the resolution, and 1,284,725 shares abstained from voting. The shares for affirmative votes represented 99.95% of the total shares with voting rights held by shareholders (or their authorised proxy) present at the meeting for the resolution.

2.

The new continuing connected transactions with Xinan Aluminum and the setting of the annual caps in relation to the sales of products to Xinan Aluminum at RMB9,000 million and RMB7,000 million and in relation to the purchase of products and services from Xinan Aluminum at RMB4,600 million and RMB4,000 million for each of the two financial years ending 31 December 2009 were approved.

3,909,210,650 shares were cast in favour of the resolution, 1,927,425 shares were cast against the resolution, and 1,232,225 shares abstained from voting. The shares for affirmative votes represented 99.95% of the total shares with voting rights held by shareholders (or their authorised proxy) present at the meeting for the resolution.

3.	The entering into by the Company of the Mutual Provision of Products and Services Framework Agreement with Xinan Aluminum was approved.

3,909,372,200 shares were cast in favour of the resolution, 1,839,725 shares were cast against the resolution, and 1,158,375 shares abstained from voting. The shares for affirmative votes represented 99.95% of the total shares with voting rights held by shareholders (or their authorised proxy) present at the meeting for the resolution.

4.

The Board was authorized to do all such further acts and things and execute such further documents and take all such steps which in its opinion may be necessary, desirable and expedient to implement and/or give effect to the Resolutions 1 and 3 above.

3,908,855,425 shares were cast in favour of the resolution, 2,285,700 shares were cast against the resolution, and 1,229,175 shares abstained from voting. The shares for affirmative votes represented 99.94% of the total shares with voting rights held by shareholders (or their authorised proxy) present at the meeting for the resolution.

Special Resolution

5.	The resolution to grant the Board a general mandate to repurchase H shares of the Company was approved.

9,558,518,495 shares were cast in favour of the resolution, 2,280,600 shares were cast against the resolution, and 788,250 shares abstained from voting. The shares for affirmative votes represented 99.98% of the total shares with voting rights held by shareholders (or their authorised proxy) present at the meeting for the resolution.

Since the Resolutions 1, 2, 3 and 4 involved connecting transactions, Chinalco (being the connected shareholder of the Company) and its associates abstained from voting on Resolutions 1, 2, 3 and 4.

(II)	RESULTS OF THE 2008 FIRST CLASS MEETING OF THE HOLDERS OF A SHARES

The Board is pleased to announce that the 2008 First Class Meeting of the Holders of A Shares was held at 9:30 a.m. on Monday, 29 December 2008. As at the date of the 2008 First Class Meeting of the Holders of A Shares, the Company has 9,580,521,924 A shares in issue, of which 5,656,357,045 shares were held by Chinalco and its associates. In respect of the resolution set out in the Notice of 2008 First Class Meeting of the Holders of A Shares, the total number of shares entitling the holders to attend and vote for or against such resolution at the 2008 First Class Meeting of the Holders of A Shares is 9,580,521,924 shares; there was no share entitling the holders to attend and vote only against the resolution at the meeting.

The shareholders of the Company in attendance either in person or by proxy at the 2008 First Class Meeting of the Holders of A Shares represented 8,092,508,762 A shares of the Company carrying voting rights, or 84.47% of the total number of A shares of the Company carrying voting rights. The meeting was convened by the Board and presided over by Mr. Luo Jianchuan, executive director of the Company. The 2008 First Class Meeting of the Holders of A Shares was legally and validly convened in accordance with the requirements of the Company Law of the PRC and the Articles of Association of the Company.

The resolution set out in the Notice of 2008 First Class Meeting of the Holders of A Shares was duly passed by way of poll. The results of voting are as follows:

Special Resolution

1.	The resolution to grant the Board a general mandate to repurchase H shares of the Company was approved.

8,092,508,762 shares were cast in favour of the resolution, 0 share was cast against the resolution, and 0 share abstained from voting. The shares for affirmative votes represented 100.00% of the total shares with voting rights held by shareholders (or their authorised proxy) present at the meeting for the resolution.

(III)	RESULTS OF THE 2008 FIRST CLASS MEETING OF THE HOLDERS OF H SHARES

The Board is pleased to announce that the 2008 First Class Meeting of the Holders of H Shares was held at 9:45 a.m. on Monday, 29 December 2008. As at the date of the 2008 First Class Meeting of the Holders of H Shares, the Company has 3,943,965,968 H shares in issue. In respect of the resolution set out in the Notice of 2008 First Class Meeting of the Holders of H Shares, the total number of shares entitling the holders to attend and vote for or against such resolution at the 2008 First Class Meeting of the Holders of H Shares is 3,943,965,968 shares; there was no share entitling the holders to attend and vote only against the resolution at the meeting.

The shareholders of the Company in attendance either in person or by proxy at the 2008 First Class Meeting of the Holders of H Shares represented 1,450,110,381 H shares of the Company carrying voting rights, or 36.77% of the total number of H shares of the Company carrying voting rights. The meeting was convened by the Board and presided over by Mr. Luo Jianchuan, executive director of the Company. The 2008 First Class Meeting of the Holders of H Shares was legally and validly convened in accordance with the requirements of the Company Law of the PRC and the Articles of Association of the Company.

The resolution set out in the Notice of 2008 First Class Meeting of the Holders of H Shares was duly passed by way of poll. The results of voting are as follows:

Special Resolution

1.	The resolution to grant the Board a general mandate to repurchase H shares of the Company was approved.

1,447,028,581 shares were cast in favour of the resolution, 2,264,325 shares were cast against the resolution, and 817,475 shares abstained from voting. The shares for affirmative votes represented 99.84% of the total shares with voting rights held by shareholders (or their authorised proxy) present at the meeting for the resolution.

(IV)	SCRUTINEER

Hong Kong Registrars Limited, the H share registrar and transfer office of the Company, authorized Haiwen & Partners, Beijing to act as the scrutineer of the 2008 Third EGM, 2008 First Class Meeting of the Holders of A Shares and 2008 First Class Meeting of the Holders of H Shares for the purpose of vote-taking on its behalf.

By order of the Board of
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
29 December 2008

As of the date of this announcement, the members of the Board comprise of Mr. Xiao Yaqing, Mr. Luo Jianchuan, Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui (Non-executive Director); Mr. Kang Yi, Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary